

PZENA INVESTMENT MANAGEMENT, INC.

PZENA INVESTMENT MANAGEMENT, INC. REPORTS RESULTS FOR THE SECOND QUARTER OF 2012

- **Revenue was $18.3 million, operating income was $8.4 million.**

- **Diluted earnings per share was $0.06 on a GAAP basis and $0.07 on a non-GAAP basis.**

- **Declared quarterly dividend of $0.03 per share.**

NEW YORK, NEW YORK, July 24, 2012 – Pzena Investment Management, Inc. (NYSE: PZN) reported the following GAAP (Generally Accepted Accounting Principles) and non-GAAP basic and diluted net income and earnings per share for the three and six months ended June 30, 2012 and 2011 (in thousands, except per-share amounts):

	GAAP Basis For the Three Months Ended June 30,		Non-GAAP Basis For the Three Months Ended June 30,	
	2012	2011	2012	2011
	(unaudited)			
Basic Net Income	$ 614	$ 859	$ 745	$ 1,019
Basic Earnings Per Share	$ 0.06	$ 0.09	$ 0.07	$ 0.10
Diluted Net Income	$ 614	$ 859	$ 4,464	$ 6,582
Diluted Earnings Per Share	$ 0.06	$ 0.09	$ 0.07	$ 0.10

	GAAP Basis For the Six Months Ended June 30,		Non-GAAP Basis For the Six Months Ended June 30,	
	2012	2011	2012	2011
	(unaudited)			
Basic Net Income	$ 1,621	$ 2,516	$ 1,656	$ 1,928
Basic Earnings Per Share	$ 0.15	$ 0.26	$ 0.16	$ 0.20
Diluted Net Income	$ 10,032	$ 13,390	$ 10,067	$ 12,802
Diluted Earnings Per Share	$ 0.15	$ 0.21	$ 0.15	$ 0.20

The results for the three and six months ended June 30, 2012 and 2011 include the recurring adjustments related to the Company's tax receivable agreement and the associated liability to its selling and converting shareholders. Management believes that these accounting adjustments add a measure of non-operational complexity which obscures the underlying performance of the business. In evaluating the financial condition and results of operations, management also reviews non-GAAP measures of earnings, which exclude these items. Excluding these adjustments, non-GAAP diluted net income and non-GAAP diluted net income per share were $4.5 million and $0.07, respectively, for the three months ended June 30, 2012, and $6.6 million and $0.10, respectively, for the three months ended June 30, 2011. Non-GAAP diluted net income and non-GAAP diluted net income per share were $10.1 million and $0.15, respectively, for the six months ending June 30, 2012 and $12.8 million and $0.20, respectively, for the six months ended June 30, 2011. GAAP and non-GAAP net income for diluted earnings per share generally assume all operating company membership units are converted into Company stock at the beginning of the reporting period, and the resulting change to Company GAAP and non-GAAP net income associated with its increased interest in the operating company is taxed at the Company's effective tax rate, exclusive of the adjustments noted above and other one-time adjustments. When this conversion results in an increase in earnings per share or a decrease in loss per share, diluted net income and diluted earnings per share are assumed to be equal to basic net income and basic earnings per share for the reporting period.

Management uses the non-GAAP measures to assess the strength of the underlying operations of the business. It believes the non-GAAP measures provide information to better analyze the Company's operations between periods and over time. Investors should consider the non-GAAP measures in addition to, and not as a substitute for, financial measures prepared in accordance with GAAP.

Assets Under Management (unaudited)

($ billions)	Three Months Ended						Twelve Months Ended	
	June 30, 2012		March 31, 2012		June 30, 2011		June 30, 2012	
Institutional Accounts								
Assets								
Beginning of Period	$	12.2	$	11.3	$	13.0	$	12.9
Inflows		*0.3*		*0.1*		*0.7*		*1.4*
Outflows		*(0.7)*		*(0.8)*		*(0.7)*		*(2.5)*
Net Flows		(0.4)		(0.7)		0.0		(1.1)
Market Appreciation/(Depreciation)		(0.9)		1.6		(0.1)		(0.9)
End of Period	$	10.9	$	12.2	$	12.9	$	10.9
Retail Accounts								
Assets								
Beginning of Period Assets	$	2.5	$	2.2	$	3.3	$	3.0
Inflows		*0.1*		*0.1*		*0.2*		*0.7*
Outflows		*(0.2)*		*(0.2)*		*(0.5)*		*(1.3)*
Net Flows		(0.1)		(0.1)		(0.3)		(0.6)
Market Appreciation/(Depreciation)		(0.2)		0.4		0.0		(0.2)
End of Period	$	2.2	$	2.5	$	3.0	$	2.2
Total								
Assets								
Beginning of Period	$	14.7	$	13.5	$	16.3	$	15.9
Inflows		0.4		0.2		0.9		2.1
Outflows		(0.9)		(1.0)		(1.2)		(3.8)
Net Flows		(0.5)		(0.8)		(0.3)		(1.7)
Market Appreciation/(Depreciation)		(1.1)		2.0		(0.1)		(1.1)
End of Period	$	13.1	$	14.7	$	15.9	$	13.1

Financial Discussion

Revenue (unaudited)
($ thousands)

	Three Months Ended		
	June 30, 2012	March 31, 2012	June 30, 2011
Institutional Accounts	$ 16,019	$ 17,350	$ 19,384
Retail Accounts	2,320	2,418	2,987
Total	$ 18,339	$ 19,768	$ 22,371

	Six Months Ended	
	June 30, 2012	June 30, 2011
Institutional Accounts	$ 33,369	$ 38,043
Retail Accounts	4,738	6,116
Total	$ 38,107	$ 44,159

Revenue was $18.3 million for the second quarter of 2012, a decrease of 18.3% from $22.4 million for the second quarter of 2011, and a decrease of 7.6% from $19.8 million for the first quarter of 2012. For the six months ended June 30, 2012, revenues were $38.1 million, a decrease of 13.8%, from $44.2 million, for the six months ended June 30, 2011.

Average assets under management for the second quarter of 2012 was $13.7 billion, a decrease of 16.0% from $16.3 billion for the second quarter of 2011, and a decrease of 4.2% from $14.3 billion for the first quarter of 2012.

The weighted average fee rate was 0.537% for the second quarter of 2012, decreasing from 0.549% for the second quarter of 2011, and decreasing from 0.552% for the first quarter of 2012. The decrease from the second quarter of 2011 was primarily due to performance fees recognized during the second quarter of 2011. The decrease from the first quarter of 2012 was primarily attributable to performance fees recognized in the first quarter of 2012, as well as the timing of asset flows.

The weighted average fee rate for institutional accounts was 0.566% for the second quarter of 2012, decreasing from 0.591% for the second quarter of 2011, and decreasing from 0.581% for the first quarter of 2012. The net decrease from the second quarter of 2011 was primarily due to performance fees recognized in the second quarter of 2011, partially offset by a higher mix of assets in the Company's Global strategy, which carry higher fee rates. The decrease from the first quarter of 2012 was primarily due to performance fees recognized in the first quarter of 2012, as well as the timing of asset flows.

The weighted average fee rate for retail accounts was 0.394% for the second quarter of 2012, increasing from 0.378% for the second quarter of 2011, and decreasing from 0.406% for the first quarter of 2012. The year-over-year increase was primarily due to the higher mix of assets in the Company's retail Emerging Markets strategy, which carries a higher fee rate, as well as the timing of asset flows in its other retail accounts. The decrease from the first quarter of 2012 was primarily due to the timing of asset flows.

Total operating expenses were $9.9 million in the second quarter of 2012, decreasing from $10.3 million in the second quarter of 2011 and relatively even with the first quarter of 2012. Operating expenses for the six months ended June 30, 2012 decreased by $0.9 million, or 4.1%, compared to those of the six months ended June 30, 2011. The decrease in operating expenses year-over-year was primarily driven by reductions in real estate expenses associated with the sublease of excess office space and lower compensation costs.

As of June 30, 2012, employee headcount was 67, down from 68 at June 30, 2011 and up from 65 at March 31, 2012.

The operating margin was 45.9% on a GAAP basis for the second quarter of 2012, compared to 54.0% for the second quarter of 2011, and 50.0% for the first quarter of 2012.

Other income/(expense) was income of $0.1 million for the second quarter of 2012, an expense of $2.0 million for the second quarter of 2011, and income of less than $0.1 million for the first quarter of 2012. Other income/(expense) includes the net realized and unrealized gain/(loss) recognized by the Company on its direct investments, as well as those recognized by the Company's external investors on their investments in investment partnerships that the Company is required to consolidate. A portion of realized and unrealized gain/(loss) associated with the investments of the Company's outside interests are offset in net income attributable to non-controlling interests. Second quarter 2012 other income/(expense) also included income of $0.3 million associated with a decrease in the Company's liability to its selling and converting shareholders resulting from changes in the realizability of its related deferred tax asset. Such adjustments generated an expense of $2.1 million in the second quarter of 2011 and an expense of $1.0 million in the first quarter of 2012. Details of other income/(expense), as well as a reconciliation of the related GAAP and non-GAAP measures, are shown below:

Other Income/(Expense) (unaudited)
($ thousands)

| | Three Months Ended | | |
	June 30, 2012	March 31, 2012	June 30, 2011
Net Interest and Dividend Income	$ 75	$ 52	$ 104
Net Realized and Unrealized Gain from Investments	(189)	855	186
Change in Liability to Selling and Converting Shareholders[1]	315	(973)	(2,140)
Other Income/(Expense)	(72)	105	(121)
GAAP Other Income/(Expense)	129	39	(1,971)
Change in Liability to Selling and Converting Shareholders[1]	(315)	973	2,140
Outside Interests of Investment Partnerships[2]	116	(469)	(1)
Non-GAAP Other Income/(Expense), Net of Outside Interests	$ (70)	$ 543	$ 168

| | Six Months Ended | |
	June 30, 2012	June 30, 2011
Net Interest and Dividend Income	$ 127	$ 143
Net Realized and Unrealized Gain from Investments	666	441
Change in Liability to Selling and Converting Shareholders[1]	(658)	(2,257)
Other Income/(Expense)	33	(171)
GAAP Other Income	168	(1,844)
Change in Liability to Selling and Converting Shareholders[1]	658	2,257
Outside Interests of Investment Partnerships[2]	(353)	(51)
Non-GAAP Other Income, Net of Outside Interests	$ 473	$ 362

(1)   Reflects the change in the liability to the Company's selling and converting shareholders associated with the deferred tax asset generated by the Company's initial public offering and subsequent unit conversions.

(2)   Represents the non-controlling interest allocation of the loss/(income) of the Company's consolidated investment partnerships to its external investors.

The Company recognized a $1.5 million income tax expense for the second quarter of 2012, a $0.5 million income tax benefit for the second quarter of 2011, and a $0.2 million income tax expense for the first quarter of 2012. Second quarter 2012 income taxes included a $0.4 million expense associated with an increase to the valuation allowance recorded against the Company's deferred tax asset related to the basis step ups associated with operating company unit exchanges. Such adjustments generated income tax benefits of $2.0 million in the second quarter of 2011 and $1.1 million in the first quarter of 2012. Details of the income tax expense/(benefit), as well as a reconciliation of the related GAAP and non-GAAP measures, are shown below:

Income Tax Expense/ (Benefit) (unaudited)

($ thousands)

	Three Months Ended		
	June 30, 2012	March 31, 2012	June 30, 2011
Corporate Income Tax Expense	$ 537	$ 682	$ 765
Unincorporated Business Tax Expense	551	633	699
Non-GAAP Income Tax Expense	1,088	1,315	1,464
Change in Valuation Allowance[1]	446	(1,069)	(1,980)
GAAP Income Tax Expense/(Benefit)	$ 1,534	$ 246	$ (516)

	Six Months Ended	
	June 30, 2012	June 30, 2011
Corporate Income Tax Expense	$ 1,219	$ 1,446
Unincorporated Business Tax Expense	1,184	1,466
Non-GAAP Income Tax Expense	2,403	2,912
Change in Valuation Allowance[1]	(623)	(2,845)
GAAP Income Tax Expense	$ 1,780	$ 67

(1)   Reflects the change in the valuation allowance assessed against the deferred tax asset established as part of the Company's initial public offering and subsequent unit conversions.

Details of the non-controlling interests in the operations of the Company's operating company and consolidated subsidiaries, as well as a reconciliation of the related GAAP and non-GAAP measures, are shown below:

Non-Controlling Interests (unaudited)

($ thousands)

	Three Months Ended		
	June 30, 2012	March 31, 2012	June 30, 2011
Operating Company Allocation[1]	$ 6,508	$ 8,209	$ 9,740
Outside Interests of Investment Partnerships[2]	(116)	469	1
GAAP Net Income Attributable to Non-Controlling Interests	$ 6,392	$ 8,678	$ 9,741

	Six Months Ended	
	June 30, 2012	June 30, 2011
Operating Company Allocation[1]	$ 14,717	$ 19,030
Outside Interests of Investment Partnerships[2]	353	51
GAAP Net Income Attributable to Non-Controlling Interests	$ 15,070	$ 19,081

(1)   Reflects the change in the liability to the Company's selling and converting shareholders associated with the deferred tax asset generated by the Company's initial public offering and subsequent unit conversions.

(2)   Represents the non-controlling interest allocation of the loss/(income) of the Company's consolidated investment partnerships to its external investors.

On July 17, 2012, the Company's Board of Directors approved a quarterly dividend of $0.03 per share of its Class A common stock to be declared on July 24, 2012. The following dates apply to the dividend:

Record Date: August 16, 2012

Payment Date: August 30, 2012

During the last twelve months, inclusive of the dividend noted above, the Company declared total dividends of $0.28 per share of its Class A common stock.

Second quarter 2012 Earnings Call Information

Pzena Investment Management, Inc. (NYSE: PZN) will hold a conference call to discuss the Company's financial results and outlook at 10:00 a.m. ET, Wednesday, July 25, 2012. The call will be open to the public.

Webcast Instructions: To gain access to the webcast, which will be "listen-only," go to the Events page in the Investor Relations area of the Company's website, www.pzena.com.

Teleconference Instructions: To gain access to the conference call via telephone, U.S./Canada callers should dial 866-711-8198; international callers should dial 617-597-5327. The conference ID number is 21205385.

Replay: The conference call will be available for replay through August 10, 2012, on the web using the information given above.

About Pzena Investment Management

Pzena Investment Management, LLC, the firm's operating company, is a value-oriented investment management firm. Founded in 1995, Pzena Investment Management has built a diverse, global client base. More firm and stock information is posted at www.pzena.com.

Forward-Looking Statements

This press release may contain, in addition to historical information, forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. These forward-looking statements are based on the Company's current assumptions, expectations and projections about future events. Words like "believe," "anticipate," "intend," "estimate," "expect," "project," and similar expressions are used to identify forward-looking statements, although not all forward-looking statements contain these words. These forward-looking statements are necessarily estimates reflecting the best judgment of the Company's management and involve a number of risks, uncertainties and assumptions that could cause actual results to differ materially from those expressed or implied by the forward-looking statements.

Among the factors that could cause actual results to differ from those expressed or implied by a forward-looking statement are those described in the sections entitled "Risk Factors" and "Management's Discussion and Analysis of Financial Condition and Results of Operations" in the Company's Annual Report on Form 10-K, as filed with the SEC on March 14, 2012 and in the Company's Quarterly Reports on Form 10-Q as filed with the SEC. In light of these risks, uncertainties, assumptions, and factors, actual results could differ materially from those expressed or implied in the forward-looking statements.

You are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date stated, or if no date is stated, as of the date of this release.

The Company is not under any obligation and does not intend to make publicly available any update or other revisions to any forward-looking statements to reflect circumstances existing after the date of this release or to reflect the occurrence of future events even if experience or future events make it clear that any expected results expressed or implied by those forward-looking statements will not be realized.

Contact: Lawrence Kohn, 212-355-1600 or kohn@pzena.com

PZENA INVESTMENT MANAGEMENT, INC.

CONSOLIDATED STATEMENTS OF FINANCIAL CONDITION
(in thousands)

	As of	
	June 30, 2012	**December 31, 2011**
	(unaudited)	
ASSETS		
Cash and Cash Equivalents	$ 31,890	$ 35,083
Restricted Cash	1,030	1,030
Due from Broker	1,975	457
Advisory Fees Receivable	14,430	14,717
Investments, at Fair Value	4,599	4,919
Prepaid Expenses and Other Assets	786	808
Deferred Tax Asset, Net of Valuation Allowance of $60,427 and $61,050, respectively	8,278	8,835
Property and Equipment, Net of Accumulated Depreciation of $2,593 and $2,516, respectively	807	829
TOTAL ASSETS	$ 63,795	$ 66,678
LIABILITIES AND EQUITY		
Liabilities:		
Accounts Payable and Accrued Expenses	$ 11,526	$ 6,062
Due to Broker	1,415	-
Liability to Selling and Converting Shareholders	9,783	11,218
Lease Liability	1,488	1,795
Deferred Compensation Liability	620	1,173
Other Liabilities	224	206
TOTAL LIABILITIES	25,056	20,454
Equity:		
Total Pzena Investment Management, Inc.'s Equity	13,231	13,937
Non-Controlling Interests	25,508	32,287
TOTAL EQUITY	38,739	46,224
TOTAL LIABILITIES AND EQUITY	$ 63,795	$ 66,678

PZENA INVESTMENT MANAGEMENT, INC.

UNAUDITED CONSOLIDATED STATEMENTS OF OPERATIONS
(in thousands, except share and per-share amounts)

	Three Months Ended June 30,		Six Months Ended June 30,	
	2012	**2011**	**2012**	**2011**
REVENUE	$ 18,339	$ 22,371	$ 38,107	$ 44,159
EXPENSES				
Compensation and Benefits Expense	8,012	8,260	16,185	16,648
General and Administrative Expense	1,916	2,056	3,619	4,003
TOTAL OPERATING EXPENSES	9,928	10,316	19,804	20,651
Operating Income	8,411	12,055	18,303	23,508
Total Other Income/(Expense)	129	(1,971)	168	(1,844)
Income Before Taxes	8,540	10,084	18,471	21,664
Income Tax Expense/(Benefit)	1,534	(516)	1,780	67
Consolidated Net Income	7,006	10,600	16,691	21,597
Less: Net Income Attributable to Non-Controlling Interests	6,392	9,741	15,070	19,081
Net Income Attributable to Pzena Investment Management, Inc.	$ 614	$ 859	$ 1,621	$ 2,516
Earnings per Share - Basic and Diluted Attributable to Pzena Investment Management, Inc. Common Stockholders:				
Net Income for Basic Earnings per Share	$ 614	$ 859	$ 1,621	$ 2,516
Basic Earnings per Share	$ 0.06	$ 0.09	$ 0.15	$ 0.26
Basic Weighted Average Shares Outstanding	10,565,406	9,904,187	10,570,247	9,646,298
Net Income for Diluted Earnings per Share	$ 614	$ 859	$ 10,032	$ 13,390
Diluted Earnings per Share	$ 0.06	$ 0.09	$ 0.15	$ 0.21
Diluted Weighted Average Shares Outstanding	10,565,406	9,904,187	65,395,327	65,070,712

PZENA INVESTMENT MANAGEMENT, INC.

UNAUDITED NON-GAAP CONSOLIDATED STATEMENTS OF OPERATIONS
(in thousands, except share and per-share amounts)

	Non-GAAP Basis Three Months Ended June 30,		Non-GAAP Basis Six Months Ended June 30,	
	2012	2011	2012	2011
REVENUE	$ 18,339	$ 22,371	$ 38,107	$ 44,159
EXPENSES				
Compensation and Benefits Expense	8,012	8,260	16,185	16,648
General and Administrative Expense	1,916	2,056	3,619	4,003
TOTAL OPERATING EXPENSES	9,928	10,316	19,804	20,651
Operating Income	8,411	12,055	18,303	23,508
Total Other Income/(Expense), Net of Outside Interests	(70)	168	473	362
Income Before Taxes and Operating Company Allocation	8,341	12,223	18,776	23,870
Unincorporated Business Tax Expense	551	699	1,184	1,466
Allocable Income	7,790	11,524	17,592	22,404
Operating Company Allocation	6,508	9,740	14,717	19,030
Income Before Corporate Income Taxes	1,282	1,784	2,875	3,374
Corporate Income Tax Expense	537	765	1,219	1,446
Non-GAAP Net Income	$ 745	$ 1,019	$ 1,656	$ 1,928
Tax Receivable Agreement Income, Net of Taxes	(131)	(160)	(35)	588
GAAP Net Income	$ 614	$ 859	$ 1,621	$ 2,516

Earnings Per Share - Basic and Diluted Attributable to
Pzena Investment Management, Inc. Common Stockholders:

Net Income for Basic Earnings per Share	$ 745	$ 1,019	$ 1,656	$ 1,928
Basic Earnings per Share	$ 0.07	$ 0.10	$ 0.16	$ 0.20
Basic Weighted Average Shares Outstanding	10,565,406	9,904,187	10,570,247	9,646,298
Net Income for Diluted Earnings per Share	$ 4,464	$ 6,582	$ 10,067	$ 12,802
Diluted Earnings per Share	$ 0.07	$ 0.10	$ 0.15	$ 0.20
Diluted Weighted Average Shares Outstanding	65,426,774	65,054,033	65,395,327	65,070,712